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July 29, 2021
VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jane Park; Thomas Kluck
Re:    PROCEPT BioRobotics Corporation
Draft Registration Statement on Form S-1
Submitted June 25, 2021
CIK No. 0001588978
Dear Ms. Park or Mr. Kluck:
On behalf of PROCEPT BioRobotics Corporation, a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 23, 2021 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 29, 2021 Page 3
Draft Registration Statement on Form S-1 submitted June 25, 2021
Market and Industry Data, page ii
1.We note your statement cautioning investors not to give undue reliance to estimates or market data included in the prospectus. Such statement may imply an inappropriate disclaimer of responsibility with respect to the third party information; therefore, please either remove the potential disclaiming language or clearly state in this section whether such information is reliable and that you are liable for such information.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page ii of the Registration Statement to remove the disclaiming language.
Our Company, page 1
2.Please clarify the meaning of scientific or technical terms the first time they are used here and in the Business section or in close proximity thereto in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by cystoscopic, endoscopic, CPU, resective surgery, hemostatis and peri-operative transfusion.
Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement to clarify scientific terms for lay readers.
3.We note your disclosure on pages 38 and 125 that your currently marketed AquaBeam Robotic System is a Class II medical device, which was initially granted marketing authorization pursuant to a de novo classification. Please revise to include disclosure of the Class II classification in the Summary as well.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Registration Statement to include disclosure of the Class II classification in the Summary.
4.We note your disclosure on pages 1, 4 and throughout the Business section that your Aquablation therapy delivers outcomes that are “effective, safe and durable” across all prostate sizes and shapes. Please note that determinations of safety and efficacy are solely within the authority of the FDA and comparable foreign regulators; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy for the use of your devices in treating indications for which you have not received an approved PMA from the FDA.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 82, 99 and 110 of the Registration Statement to state that Aquablation therapy was designed to deliver effective, safe and durable outcomes for males suffering from LUTS due to BPH.
5.Please revise to explain when you commenced work designing the AquaBeam Robotic System, when you conducted the studies referenced in the prospectus and when your product received 510(k) clearance. Please also include a detailed description of the patient population for which your AquaBeam Robotic System for which you have received FDA 510(k) clearance.

July 29, 2021 Page 4
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 99 and 110 of the Registration Statement.
Our Solution, page 3
6.Please balance your disclosure with equally prominent disclosure of the disadvantages of your AquaBeam Robotic System, such as observed hemostatis, peri-operative transfusions and any other adverse side effects observed in your clinical trials, as applicable.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 110 of the Registration Statement to give equal prominence to the most common side effects observed for Aquablation therapy.
Our Success Factors, page 4
7.We refer to your disclosure on page 4 and elsewhere in the prospectus to nine clinical studies and over 100 peer-reviewed publications demonstrating the efficacy, safety and durability of your Aquablation therapy. Please revise your disclosure in this section and in greater detail elsewhere to disclose, if true, whether you funded or sponsored the clinical studies and if your employees were involved in both the studies and publications.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 102 of the Registration Statement to clarify that the Company sponsored and enrolled patients into the nine clinical studies and its employees participated in protocol design, data management, monitoring, and statistical analysis in all nine clinical studies and results were provided to authors for publication upon request.
Summary Risk Factors, page 6
8.Please disclose as a principal risk factor the risk of substantial dilution as discussed on page 65. Also when discussing the risk of dilution in the risk factors section, please discuss the affect that the redeemable convertible preferred stock may have upon dilution.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 66 of the Registration Statement to include the risk of substantial dilution and a discussion of the effect that the redeemable convertible preferred stock may have upon dilution.
We depend on third-party suppliers..., page 22
9.We note your risk factor disclosure on page 22 that for certain critical components and raw materials for your products, you rely on single source suppliers and for which there are relatively few alternative sources of supply. Please expand your disclosure in the Business section to discuss your sources, the availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 125 of the Registration Statement to include its principal suppliers.

July 29, 2021 Page 5
Delaware law and provisions in our amended and restated certificate of incorporation..., page 66
10.We note your disclosure that the forum selection provision in your amended certificate of incorporate may have the effect of discouraging lawsuits against you and your directors and officers. Please revise this risk factor and your disclosure in the Business section to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 68 and 165 of the Registration Statement to update the forum selection provision to disclose that the provision may result in increased costs for investors to bring a claim.
Components of Our Results of Operations, page 83
11.We note your disclosure on page 83 that sales of your products outside the United States represented that approximately 66% and 47% of revenue for the years ended December 31, 2019 and 2020. You also disclose on page 102 that you are growing your existing presence in the large European markets, including Germany, France, Italy, Spain and the United Kingdom. Please expand your disclosure here to identify the key foreign markets that represented the sales of your products outside of the United States.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and F-14 of the Registration Statement to disclose sales in all countries in excess of 10% of revenue.
Critical Accounting Policies and Estimates Common Stock Valuations, page 94
12.Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.
Response: The Company acknowledges the Staff’s comment and will provide an explanation of how it determined the fair value of common stock underlying its equity issuances once an estimated offering price or range is known.
Business, page 97
13.We refer to your disclosure on page 98 under the first bullet point under the heading “Significant and durable symptom relief” and the surgical retreatment rates observed in your clinical studies. Please balance your disclosure to describe the surgical retreatment rates observed for patients who underwent TURP and other treatments, as applicable. We refer to your disclosure on page 116.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Registration Statement to describe the surgical retreatment rates observed for patients who underwent TURP, PVP, enucleation, or open simple prostatectomy with an approximate three-year freedom from surgical retreatment.

July 29, 2021 Page 6
Market Overview, page 102
14.We note your disclosure on page 105 relating to dissatisfaction among patients with the effectiveness of their BPH medications. We also refer to your disclosure in the first bullet point on page 106 of your belief that the high rates of irreversible complications are largely due to use of heat-based technology to resect prostate tissue. Please revise to clarify the studies and the data that support your conclusions.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 108-109 of the Registration Statement to support the belief that the high rates of irreversible complications are largely due to use of heat-based technology to resect prostate tissue.
Our Clinical Results and Studies, page 111
15.Please revise to clarify whether each of your core clinical trials were powered for statistical significance and expand your discussion of the statistical significance and p- values with respect to improvements in IPSS and QoL scores, surgical retreatment rates and operative times, as applicable.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 116 and 120-121 of the Registration Statement.
16.Please expand on the significance of peri-operative transfusion rates and hemostatis observed in your core clinical studies, including how the transfusion rates and hemostatis observed compare to TURP and other alternative surgical treatments.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 120 of the Registration Statement.
17.We note your disclosure that you plan to follow patients in the WATER and WATER II clinical studies for a total of five years, with three-year data already having been collected and analyzed. Please clarify your follow-up plans for patients in your OPEN WATER clinical study beyond the 12-month follow-up.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Registration Statement to state that there are no plans for future follow-up on the OPEN WATER clinical beyond the 12-month follow-up.
Intellectual Property, page 123
18.We note your disclosure on page 123 relating to your patent portfolio in the U.S. and in foreign jurisdictions. Please expand your disclosure to identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 126 of the Registration Statement.

July 29, 2021 Page 7
19.You disclose on page 62 that you are dependent on intellectual property licensed from third parties, including AquaBeam LLC. To the extent material, please expand your disclosure in this section to disclose any additional third parties from whom you license intellectual property, the scope of and technology related to such patent rights and the material terms of such license agreements. Please also revise your disclosure here and in the risk factor disclosure section to identify AquaBeam LLC as an entity affiliated with your company.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 160 of the Registration Statement related to the AquaBeam LLC license.
License Agreement with AquaBeam, page 124
20.Please revise to disclose when the last-to-expire licensed patent and PROCEPT Patent is set to expire under the AquaBeam license agreement. Please also disclose the upfront fee and the aggregate amount of milestone payments to be paid or received, if any, as well as the aggregate amounts paid or received under the license agreement.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 127 and 160 of the Registration Statement to state that there was no upfront fee and there are no milestone payments paid or to be paid. The Company has additionally revised its disclosure on page 127 of the Registration Statement to state that the expiration date of the last-to-expire licensed patent and PROCEPT Patent will not be earlier than 2037.
Principal Stockholders, page 152
21.In your revised prospectus, please include in the footnotes to your table to identify the natural persons who are the beneficial owners of the shares held by Viking Global Opportunities Illiquid Investments Sub-Master LP and for the Entitles Associated with Fidelity, as well as the address of each such natural person, as applicable.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 156-157 of the Registration Statement to update the footnotes for Viking Global Opportunities Illiquid Investments Sub-Master LP and for the Entitles Associated with Fidelity.
Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-12
22.We note that you record revenue for both the sale and rental of equipment and that on page F-18 you have $1.2 million of capitalized rental equipment. Please revise the filing to clearly describe the accounting treatment for your rental revenue, including general or material terms of the lease agreements including any minimum purchase commitments. Tell us how your accounting treatment complies with ASC 842. Tell us and disclose, if material, the amount of rental revenue that is outside the scope of ASC 606. Refer to ASC 606-10-50-4(a).
Response: In response to the Staff’s comment, the Company has revised its footnote on page F-13 to disclose the Company’s AquaBeam Robotic System is also rented by customers, typically for 3-12 months, for a fixed monthly fee with no non-lease components. In accordance with ASC 842, these short-term rental agreements are accounted for as operating leases as they don’t meet the criteria for a sales-type or direct financing lease since the duration is not a major part of the remaining economic life of the underlying asset, the present value of the lease payments is less than substantially all of the fair value of the underlying asset, the underlying asset does not transfer to the lessee, and the purchase option at fair value is not reasonably certain of exercise.

July 29, 2021 Page 8
Accordingly, the underlying asset is recorded as property and equipment and rental charges to customers are recognized straight-line over the lease term. The Company recognized rental revenue of $0.3 million and $0.6 million during the years ended December 31, 2019 and 2020, respectively. These arrangements, including the rental revenue and associated property and equipment, are not material to the consolidated financial statements.
General
23.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
Response: The Company acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8008 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.
Sincerely,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc: (via e-mail)
Reza Zadno, Ph.D., Chief Executive Officer, PROCEPT BioRobotics Corporation
Kevin Waters, Chief Financial Officer, PROCEPT BioRobotics Corporation
Alaleh Nouri, General Counsel, PROCEPT BioRobotics Corporation
B. Shayne Kennedy, Latham & Watkins LLP